Exhibit 99.2

AMERICAN TRANSMISSION COMPANY LLC

Financial Statements for the Years Ended December 31, 2011, 2010 and 2009

and Report of Independent Registered Public Accounting Firm

American Transmission Company LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of ATC Management Inc.,

Corporate Manager of American Transmission Company LLC:

We have audited the accompanying balance sheets of American Transmission Company LLC (the “Company”) as of December 31, 2011 and 2010, and the related statements of operations, changes in members’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
February 3, 2012

American Transmission Company LLC

Statements of Operations

For the Years Ended December 31, 2011, 2010 and 2009

(In Thousands)	2011	2010	2009
Operating Revenues
Transmission Service Revenue	$565,968	$555,443	$520,364
Other Operating Revenue	1,206	1,298	1,161
Total Operating Revenues	567,174	556,741	521,525

Operating Expenses
Operations and Maintenance	147,121	136,619	131,693
Depreciation and Amortization	100,247	95,898	85,099
Taxes Other than Income	15,963	17,106	12,485
Income Tax Provision of ATC LLC	(1,763)	1,497	1,039
Total Operating Expenses	261,568	251,120	230,316

Operating Income	305,606	305,621	291,209

Other Expense, Net	1,332	885	621

Earnings Before Interest and Members’ Income Taxes	304,274	304,736	290,588

Net Interest Expense	80,359	85,067	77,223

Earnings Before Members’ Income Taxes	$223,915	$219,669	$213,365

The accompanying notes are an integral part of these financial statements.

American Transmission Company LLC

Balance Sheets

As of December 31, 2011 and 2010

(In Thousands)	2011	2010
ASSETS
Property, Plant and Equipment
Transmission Plant	$3,574,786	$3,462,294
General Plant	81,579	80,604
Less- Accumulated Depreciation	(823,780)	(766,384)
	2,832,585	2,776,514
Construction Work in Progress	207,554	102,179
Net Property, Plant and Equipment	3,040,139	2,878,693

Current Assets
Cash and Cash Equivalents	159	279
Accounts Receivable	52,286	48,232
Prepaid Expenses	4,681	4,317
Current Portion of Regulatory Assets	—	4,734
Other Current Assets	1,545	2,294
Total Current Assets	58,671	59,856

Regulatory and Other Assets
Regulatory Assets	1,915	—
Other Assets	11,688	9,755
Other Assets	13,603	9,755

Total Assets	$3,112,413	$2,948,304

CAPITALIZATION AND LIABILITIES
Capitalization
Members’ Equity (see Note 3 for redemption provisions)	$1,331,288	$1,259,967
Long-term Debt (excluding current portion)	1,400,005	1,175,010
Total Capitalization	2,731,293	2,434,977

Current Liabilities
Accounts Payable	19,121	13,281
Accrued Interest	20,704	23,024
Other Accrued Liabilities	49,315	41,644
Current Portion of Regulatory Liabilities	13,230	10,889
Current Maturities of Long-term Debt, Net	—	309,934
Short-term Debt	184,343	28,842
Current Portion of Advances Under Interconnection Agreements	11,760	773
Total Current Liabilities	298,473	428,387

Regulatory and Other Long-term Liabilities
Regulatory Liabilities	74,553	71,322
Other Long-term Liabilities	8,094	13,618
Total Regulatory and Other Long-term Liabilities	82,647	84,940

Commitments and Contingencies (see Notes)	—	—

Total Capitalization and Liabilities	$3,112,413	$2,948,304

The accompanying notes are an integral part of these financial statements.

American Transmission Company LLC

Statements of Cash Flows

For the Years Ended December 31, 2011, 2010 and 2009

(In Thousands)	2011	2010	2009
Cash Flows from Operating Activities
Earnings Before Members’ Income Taxes	$223,915	$219,669	$213,365
Adjustments to Reconcile Earnings Before Members’ Income Taxes to Net
Cash Provided by Operating Activities-
Depreciation and Amortization	100,247	95,898	85,099
Bond Discount and Debt Issuance Cost Amortization	584	1,110	986
Provision for Deferred Income Taxes of ATC LLC, Net	(2,070)	1,021	545
Change in-
Accounts Receivable	(3,275)	(1,373)	(4,412)
Current Assets	5,119	(1,995)	129
Accounts Payable	(83)	837	(872)
Accrued Liabilities	4,263	7,270	(8,585)
Other, Net	(1,186)	7,505	(4,138)
Total Adjustments	103,599	110,273	68,752
Net Cash Provided by Operating Activities	327,514	329,942	282,117

Cash Flows from Investing Activities
Capital Expenditures for Property, Plant and Equipment	(250,749)	(225,782)	(401,671)
Insurance Proceeds Received for Damaged Property, Plant and Equipment	1,668	—	3,906
Net Cash Used in Investing Activities	(249,081)	(225,782)	(397,765)

Cash Flows from Financing Activities
Distribution of Earnings to Members	(177,594)	(176,098)	(166,178)
Issuance of Membership Units for Cash	25,000	20,000	99,987
Issuance (Repayment) of Short-term Debt, Net	155,480	(168,693)	74,476
Issuance of Long-term Debt, Net of Issuance Costs	224,959	222,209	149,014
Repayment of Long-term Debt	(310,000)	—	—
Advances Received Under Interconnection Agreements	6,621	1,874	7,072
Repayments of Interconnection Agreements	(3,035)	(3,347)	(47,995)
Other, Net	16	(2)	(552)
Net Cash (Used in) Provided by Financing Activities	(78,553)	(104,057)	115,824

Net Change in Cash and Cash Equivalents	(120)	103	176

Cash and Cash Equivalents, Beginning of Period	279	176	—
Cash and Cash Equivalents, End of Period	$159	$279	$176

The accompanying notes are an integral part of these financial statements.

American Transmission Company LLC

Statements of Changes in Members’ Equity

For the Years Ended December 31, 2011, 2010 and 2009

(In Thousands)

Members’ Equity as of December 31, 2008		$1,049,222

Membership Units Outstanding at December 31, 2008	68,089

Issuance of Membership Units		$99,987

Earnings Before Members’ Income Taxes		213,365

Distribution of Earnings to Members		(166,178)

Members’ Equity as of December 31, 2009		$1,196,396

Membership Units Outstanding at December 31, 2009	75,266

Issuance of Membership Units		$20,000

Earnings Before Members’ Income Taxes		219,669

Distribution of Earnings to Members		(176,098)

Members’ Equity as of December 31, 2010		$1,259,967

Membership Units Outstanding at December 31, 2010	76,656

Issuance of Membership Units		$25,000

Earnings Before Members’ Income Taxes		223,915

Distribution of Earnings to Members		(177,594)

Members’ Equity as of December 31, 2011		$1,331,288

Membership Units Outstanding at December 31, 2011	78,325

The accompanying notes are an integral part of these financial statements.

American Transmission Company LLC

Notes to Financial Statements

December 31, 2011

(1)         Nature of Operations and Summary of Significant Accounting Policies

(a)         General

American Transmission Company LLC (“the Company” or “ATC LLC”) was organized, as a limited liability company under the Wisconsin Limited Liability Company Act, as a single-purpose, for-profit electric transmission company.  The Company’s purpose is to plan, construct, operate, own and maintain electric transmission facilities to provide for an adequate and reliable transmission system that meets the needs of all users on the system and supports equal access to a competitive, wholesale electric energy market.

The Company owns and operates the electric transmission system, under the direction of the Midwest Independent Transmission System Operator, Inc. (“MISO”), in parts of Wisconsin, Illinois, Minnesota and the Upper Peninsula of Michigan.  The Company is subject to regulation by the Federal Energy Regulatory Commission (“FERC”) as to rates, terms of service and financing and by state regulatory commissions as to other aspects of business, including the construction of electric transmission assets.

The Company’s five largest customers are also members and account for over 90% of the Company’s operating revenues.  The rates for these transmission services are subject to review and approval by the FERC. In addition, several members provide operations, maintenance and construction services to the Company.  The agreements under which these services are provided are subject to review and approval by the Public Service Commission of Wisconsin (“PSCW”).  See note (8) for details of the various transactions between the Company and its members.

The Company evaluated potential subsequent events through February 3, 2012, which is the date these statements were available to be issued.

(b)         Corporate Manager

The Company is managed by a corporate manager, ATC Management Inc. (“Management Inc.”).  The Company and Management Inc. have common ownership and operate as a single functional unit.  Under the Company’s operating agreement, Management Inc. has complete discretion over the business of the Company and provides all management services to the Company at cost.  The Company itself has no employees and no governance structure separate from Management Inc.  The Company’s operating agreement establishes that all expenses of Management Inc. are the responsibility of the Company.  These expenses consist primarily of payroll, benefits, payroll-related taxes and other employee related expenses.  All such expenses are recorded in the Company’s accounts as if they were direct expenses of the Company.

As of December 31, the following net payables to Management Inc. were included in the Company’s balance sheets (in thousands):

	2011	2010

Other Accrued Liabilities	$14,246	$12,128
Other Long-term Liabilities	5,903	2,339
Net Amount Payable to Management Inc.	$20,149	$14,467

Amounts included in other accrued liabilities are primarily payroll and benefit-related accruals.  Amounts included in other long-term liabilities relate primarily to certain long-term compensation arrangements covering Management Inc. employees, as described in note (2), offset by a $12.4 million and $12.0 million receivable as of December 31, 2011 and 2010, respectively, for income taxes paid on Management Inc.’s behalf by the Company.  The income taxes paid are due to temporary differences relating to the tax deductibility of certain employee-related costs.  As these temporary differences reverse in future years, Management Inc. will receive cash tax benefits and will then repay the advances from the Company.

(c)          Revenue Recognition

Wholesale electric transmission service for utilities, municipalities, municipal electric companies, electric cooperatives and other eligible entities is provided through the Company’s facilities under the MISO Open Access Transmission, Energy and Operating Reserve Markets Tariff (“MISO Tariff”) regulated by the FERC. The Company charges for these services under FERC-approved rates.  The MISO Tariff specifies the general terms and conditions of service on the transmission system and the approved rates set forth the calculation of the amounts to be paid for those services.  The Company does not take ownership of the electricity that it transmits.

The Company’s FERC-approved formula rate tariff for the revenue requirement determined under Attachment O of the MISO Tariff includes a true-up provision that meets the requirements of an alternative revenue program set forth in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 980, “Regulated Operations” (“ASC 980”).  Accordingly, revenue is recognized for services provided during the reporting period based on the revenue requirement formula in the tariff.  Prior to the beginning of each calendar year, the Company prepares a forecast for the upcoming year of operating, maintenance, depreciation, tax expenses, projected rate base resulting from planned construction and other capital expenditures, as well as projected amounts to be received from MISO.  From this forecast, the Company computes a projected network revenue requirement for the year.  This network revenue requirement is billed and collected from network transmission customers throughout the first year.  During the second year the Company recalculates the revenue requirement for the first year based on actual results.  Any difference between the actual and projected revenue requirement for network customers is added to, or subtracted from, the network revenue requirement billed for the third year.  Under the true-up mechanism, the Company is permitted to include any over or under-collected amounts in billings two fiscal years subsequent to the year in which the over or under-collection occurred; however, the Company may, at its discretion, accelerate all or a portion of any refund and include that amount in billings during the year following the year in which the over-collection occurred.  The Company also has a FERC-approved true-up provision for MISO regional cost-sharing revenues, in which it refunds over-collections or receives under-collections during the second year after the year to which the revenue requirement relates.  The Company refunded, inclusive of interest, approximately $10.1 million, $0.6 million and $16.4 million to network customers in 2011, 2010 and 2009, respectively.  Also, the Company collected, inclusive of interest, approximately $3.8 million in 2011 from regional customers and refunded, inclusive of interest, approximately $0.9 million and $4.1 million in 2010 and 2009, respectively, to regional customers.

The Company records a reserve for revenue subject to refund when such refund is probable and can be reasonably estimated.

(d)         Transmission and General Plant and Related Depreciation

Transmission plant is recorded at the original cost of construction.  Assets transferred to the Company primarily by its members, which include investor-owned utilities, municipalities, municipal electric companies and electric cooperatives, have been recorded at their original cost in property, plant and equipment with the related reserves for accumulated depreciation also recorded.

The original cost of construction includes materials, construction overhead and outside contractor costs.  Additions to, and significant replacements of, transmission assets are charged to property, plant and equipment at cost; replacement of minor items is charged to maintenance expense.  The cost of transmission plant is charged to accumulated depreciation when an asset is retired.

The provision for depreciation of transmission assets is an integral part of the Company’s cost of service under FERC-approved rates.  Depreciation rates include estimates for future removal costs and salvage value.  Amounts collected in depreciation rates for future removal costs are included in regulatory liabilities in the balance sheet, as described in note 1(h).  Removal costs incurred are charged against the regulatory liability.  Depreciation expense, including a provision for removal costs, as a percentage of average transmission plant was 2.63%, 2.63% and 2.64% in 2011, 2010 and 2009, respectively.

The Company completed a depreciation study during 2011 and filed with the FERC on November 30, 2011 for an adjustment to its depreciation rates based on the findings of the study.  In docket ER12-212-000 issued on December 21, 2011, the FERC approved the Company’s revised rates, effective January 1, 2012.  The Company estimates that its annual depreciation expense for 2012 will increase by approximately $0.9 million as a result of implementing the adjusted rates.

General plant, which includes buildings, office furniture and equipment, computer hardware and software, is recorded at cost.  Depreciation is recorded at straight-line rates over the estimated useful lives of the assets, which range from five to 40 years.

(e)          Asset Retirement Obligations

Consistent with the ASC Topic 410, “Asset Retirement and Environmental Obligations” (“ASC 410”), the Company records a liability at fair value for a legal asset retirement obligation (“ARO”) in the period in which it is incurred.  New AROs are measured as level 3 within the fair value hierarchy as defined in ASC Topic 810, “Fair Value Measurements and Disclosures.”  When a new legal obligation is recorded, the costs of the liability are capitalized by increasing the carrying amount of the related long-lived asset.  The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset.  In accordance with ASC 980, the Company recognizes regulatory assets or liabilities, as described in note 1(h), for the timing differences between when it recovers the ARO in rates and when it recognizes these costs under ASC 410.  At the end of the asset’s useful life, the Company settles the obligation for its recorded amount and records the gain or loss in the appropriate regulatory account.

The Company has recognized AROs primarily related to asbestos and polychlorinated biphenyls (“PCBs”) contained in its electrical equipment.  AROs, which were $1.9 million and $1.8 million at December 31, 2011 and 2010, respectively, are recorded as other long-term liabilities on the balance sheet.  The Company had no material changes in its ARO liability during 2011.

(f)           Interconnection Agreements

The Company has entered into a number of interconnection agreements with entities planning to build generation plants within the Company’s network service area.  The Company will construct the interconnection facilities; however, the generator will finance and bear all financial risk of constructing the interconnection facilities under these agreements.  The Company will own and operate the interconnection facilities when the generation plants become operational and will reimburse the generator for construction costs plus interest.  If the generation plants do not become operational, the Company has no obligation to reimburse the generator for costs incurred during construction.

In cases in which the Company is contractually obligated to construct the interconnection facilities, the Company receives cash advances for construction costs from the generators.  During construction, the Company includes actual costs incurred in construction work in progress (“CWIP”) and records liabilities for the cash advances from the generators, along with accruals for interest.  The accruals for interest are capitalized and included in CWIP.  The construction costs and accrued interest related to interconnection agreements that are included in CWIP are not included as a component of the Company’s rate base until the generation facilities become operational and the Company has reimbursed the generator.

At December 31, 2011 and 2010, amounts included in CWIP related to generator interconnection agreements were $10.7 million and $5.5 million, respectively.  Similarly, at December 31, 2011 and 2010, liabilities for generator advances, including accrued interest, totaled $11.8 million and $7.1 million, respectively.  Of these amounts, $11.8 million and $0.8 million were included in current liabilities at December 31, 2011 and 2010, respectively, and $6.3 million was included in other long-term liabilities at December 31, 2010.

(g)          Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

The Company paid cash for the following items during 2011, 2010 and 2009 (in millions):

	2011	2010	2009

Interest	$81.5	$80.9	$74.3

Income Taxes of ATC LLC	$0.6	$0.7	$0.3

At December 31, 2011, 2010 and 2009, construction costs funded through accounts payable and accrued liabilities were $40.0 million, $30.7 million and $37.0 million, respectively.  Accordingly, these non-cash investing activities are not reported in the statements of cash flows until the period in which the payables are paid.

(h)         Regulatory Accounting

The Company’s accounting policies conform to ASC 980.  Accordingly, assets and liabilities that result from the regulated ratemaking process are recorded that would otherwise not be recorded under accounting principles generally accepted in the United States of America for non-regulated companies.  Certain costs are recorded as regulatory assets as incurred and are recognized in the statements of operations at the time they are reflected in rates.  Regulatory liabilities represent amounts that have been collected in current rates to recover costs that are expected to be incurred, or refunded to customers, in future periods.

In accordance with ASC Topic 715, “Compensation — Retirement Benefits” (“ASC 715”), the Company recognizes the over-funded or under-funded status of its postretirement benefit plan, measured as the amount by which its accumulated postretirement benefit obligation is less than or greater than the fair value of the assets that fund its plan.  Since the Company expects to refund or recover these amounts in future rates, a regulatory liability or asset has been established for an amount equal to the ASC 715 asset or liability.

As of December 31, regulatory assets included the following amounts (in thousands):

	2011	2010

2009 Network Revenue True-up Collected in 2011, Including Interest	$—	$976
2009 Regional Cost-sharing Revenue True-up Collected in 2011, Including Interest	—	3,758
Recognition of Under-funded Postretirement Benefit Plan	1,915	—
Total Regulatory Assets	$1,915	$4,734

As of December 31, these amounts were classified in the balance sheet as follows (in thousands):

	2011	2010

Current Portion of Regulatory Assets	$—	$4,734
Regulatory Assets (long-term)	1,915	—
Total Regulatory Assets	$1,915	$4,734

The Company has recorded a regulatory liability for the cumulative difference between amounts recognized for AROs under ASC 410 and amounts recovered through depreciation rates related to these obligations.  In addition, as described in note 1(d), the Company’s depreciation rates include an estimate for future asset removal costs which do not represent AROs.  The cumulative amounts that have been collected for future asset removal costs are also reflected as regulatory liabilities.

As of December 31, regulatory liabilities included the following amounts (in thousands):

	2011	2010

2010 Network Revenue True-up Refunded in 2011, Including Interest	$—	$10,889
2010 Regional Cost-sharing Revenue True-up to be Refunded, Including Interest	5,393	5,226
2011 Network Revenue True-up to be Refunded, Including Interest	9,073	—
2011 Regional Cost-sharing Revenue True-up to be Refunded, Including Interest	6,007	—
Recognition of Over-funded Postretirement Benefit Plan	—	3,760
Non-ARO Removal Costs Recovered through Rates	66,355	61,194
Cumulative Difference between ARO Costs Recovered through Rates and ARO Recognition under ASC 410	955	1,142
Total Regulatory Liabilities	$87,783	$82,211

As of December 31, these amounts were classified in the balance sheet as follows (in thousands):

	2011	2010

Current Portion of Regulatory Liabilities	$13,230	$10,889
Regulatory Liabilities (long-term)	74,553	71,322
Total Regulatory Liabilities	$87,783	$82,211

The Company continually assesses whether regulatory assets continue to meet the criteria for probability of future recovery. This assessment includes consideration of factors such as changes in the regulatory environment, recent rate orders to other regulated entities under the same jurisdiction and the status of any pending or potential deregulation legislation.  If the likelihood of future recovery of any regulatory asset becomes less than probable, the affected assets would be written off in the period in which such determination is made.

(i)    Other Assets

As of December 31, other assets were comprised of the following (in thousands):

	2011	2010

Unamortized Debt Issuance Costs	$8,124	$8,600
Deferred Project Costs	2,173	772
Other	1,391	383
Total Other Assets	$11,688	$9,755

Deferred project costs are expenditures directly attributable to the construction of transmission assets.  These costs are recorded as other assets in the balance sheet until all required regulatory approvals are obtained and construction begins, at which time the costs are transferred to CWIP.  In accordance with its FERC-approved settlement agreement, the Company is allowed to expense and recover in rates, in the year incurred, certain preliminary survey and investigation costs related to study and planning work performed in the early stages of construction projects.  Other costs, such as advance equipment purchases and expenditures related to generator interconnection projects, continue to be deferred as described above.  Approximately $10.9 million, $5.2 million and $5.3 million of preliminary survey and investigation costs were included in operations and maintenance expense for 2011, 2010 and 2009, respectively.

(j)    Impairment of Long-lived Assets

The Company reviews the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable under ASC Topic 360, “Property, Plant and Equipment”. Impairment would be determined based upon a comparison of the undiscounted future operating cash flows to be generated during the remaining life of the assets to their carrying amounts.  An impairment loss would be measured as the amount that an asset’s carrying amount exceeds its fair value.  As long as its assets continue to be recovered through the ratemaking process, the Company believes that such impairment is unlikely.

(k)   Income Taxes

The Company is a limited liability company that has elected to be treated as a partnership under the Internal Revenue Code and applicable state statutes.  The Company’s members (except certain tax-exempt members) report their share of the Company’s earnings, gains, losses, deductions and tax credits on their respective federal and state income tax returns.  Earnings before members’ income taxes reported in the statement of operations is the net income of the Company.  Accordingly, these financial statements do not include a provision for federal income tax expense and only include a provision for income taxes for the state of Michigan, since limited liability companies like the Company are considered taxable entities under the Michigan Business Tax (“MBT”).  The income tax expense reported in the statement of operations is derived in accordance with ASC Topic 740, “Income Taxes” (“ASC 740”).  As such, deferred income taxes have been recorded using current enacted tax rates for the differences between the tax basis of the Company’s assets and liabilities and the basis reported in the financial statements.  See note 6 for further discussion of income taxes and the MBT.

(l)    Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to apply policies and make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates are used for items such as depreciable lives of property, plant and equipment, removal costs and salvage associated with asset retirements, tax provisions included in rates, actuarially-determined benefit costs and accruals for construction costs and operations and maintenance expenses.  As additional information becomes available, or actual amounts are determined, the recorded estimates are revised.  Consequently, operating results can be affected by revisions to prior accounting estimates.

(m)  New Accounting Pronouncements

In May 2010, the FASB issued Accounting Standards Update No. (“ASU”) 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS” (“ASU 2011-04”), which amends ASC Topic 820 (“ASC 820”), and retitles it as “Fair Value Measurement.”  ASU 2011-04 amends ASC 820 to:

1.	clarify the FASB’s intent with respect to existing measurement guidance,
2.	revise certain measurement guidance that changes or modifies a principle, and
3.	add disclosure requirements concerning the measurement uncertainty of level 3 measurements.

The amendments to ASC 820 made by ASU 2011-04 are effective for the Company for annual periods beginning after December 15, 2011.  The Company does not expect ASU 2011-04 to have a significant impact on its financial position, results of operations, or cash flows.

(2)   Benefits

Management Inc. sponsors several benefit plans for its employees.  These plans include certain postretirement medical, dental and life insurance benefits (“healthcare benefits”).  The weighted average assumptions related to the postretirement healthcare benefits, as of the measurement date, are as follows:

	2011	2010	2009

Discount Rate	4.64%	5.60%	6.07%
Medical Cost Trend:
Initial Range	7.80%	8.20%	8.60%
Ultimate Range	5.00%	5.00%	5.00%
Long-term Rate of Return on Plan Assets	6.00%	6.00%	6.00%

The components of Management Inc.’s postretirement healthcare benefit costs for 2011, 2010 and 2009 are as follows (in thousands):

	2011	2010	2009

Service Cost	$1,233	$1,559	$2,164
Interest Cost	881	1,039	1,079
Amortization of Prior Service Cost (Credit)	(569)	(131)	250
Amortization of Net Actuarial Loss	38	63	142
Expected Return on Plan Assets	(1,102)	(1,024)	(827)
Net Periodic Postretirement Cost	$481	$1,506	$2,808

To recognize the funded status of its postretirement healthcare benefit plans in accordance with ASC 715, the Company recorded a long-term liability at December 31, 2011 of $0.4 million and a long-term asset at December

31, 2010 of $3.4 million.  In addition, the Company had the following amounts not yet reflected in net periodic benefit cost and included in regulatory assets (liabilities) at December 31 (in thousands):

	2011	2010

Prior Service Credit	$(4,723)	$(5,292)
Accumulated Loss	6,638	1,532
Regulatory Asset (Liability) for Amounts to be Included in Future Rates	$1,915	$(3,760)

Effective July 1, 2010, Management Inc. modified the cost sharing arrangement for its postretirement medical benefits.  Employees age 55 with 10 years of service as of July 1, 2010 remained subject to the cost sharing structure of the original plan.  All other employees became subject to a new cost sharing structure, which shifted a greater portion of the plan costs from the Company to plan members.  This change reduced the Company’s accumulated postretirement healthcare benefit obligation and, in addition to higher-than-expected returns on plan assets during 2010, caused the Company’s postretirement healthcare benefit plans to be over-funded at December 31, 2010.  Interest rate changes and lower-than-projected asset returns during 2011 caused the Company’s postretirement healthcare benefit plans to be under-funded at December 31, 2011.

The assumed medical cost trend rates are critical assumptions in determining the service and interest cost and accumulated postretirement healthcare benefit obligation for the Company’s medical and dental plans. A one percent change in the medical cost trend rates, holding all other assumptions constant, would have the following effects for 2011 (in thousands):

	One Percent	One Percent
	Increase	Decrease
Effect on Total of Service and Interest Cost Components	$523	$(395)
Effect on Postretirement Benefit Obligation at the End of Year	$4,565	$(3,509)

In 2012, the Company will recognize a $569 thousand prior service credit in its net periodic postretirement healthcare benefit cost.

A reconciliation of the funded status of the Company’s postretirement healthcare benefit plans to the amounts recognized on the Company’s balance sheet as of December 31 is as follows (in thousands):

	2011	2010
Change in Projected Benefit Obligation:
Accumulated Postretirement Benefit Obligation at January 1	$15,845	$18,939
Amendments	—	(6,111)
Service Cost	1,233	1,559
Interest Cost	881	1,039
Benefits Paid	(455)	(214)
Actuarial Losses (Gains)	3,683	633
Benefit Obligation at December 31	$21,187	$15,845

Change in Plan Assets:
Fair Value of Plan Assets at January 1	$19,200	$15,287
Employer Contributions	2,320	1,695
Actual Return on Plan Assets (Net of Expenses)	(360)	2,418
Net Benefits Paid	(377)	(200)
Fair Value at December 31	$20,783	$19,200

Funded Status at December 31	$(404)	$3,355

The Company anticipates contributing $1.7 million to the plan for postretirement healthcare benefit obligations during 2012.

The Company anticipates net retiree healthcare benefit payments for the next ten years to be as follows (in thousands):

2012	$247
2013	332
2014	410
2015	480
2016	532
2017-2021	3,653
Total	$5,654

To fund postretirement healthcare benefit obligations, the Company contributed to the Voluntary Employees’ Beneficiary Association (“VEBA”) and 401(h) trusts in 2011 and 2010.  The trusts are discretionary trusts with a long-term investment objective to preserve and enhance the post-inflation value of the trusts’ assets, subject to cash flow requirements, while maintaining an acceptable level of volatility.

The composition of the fair value of total plan assets held in the trusts as of December 31, along with targeted allocation percentages for each major category of plan assets in the trusts, are as follows:

	2011	2010	Target	Range

U.S. Equities	47%	51%	50%	+/- 5%
Non-U.S. Equities	10%	15%	15%	+/- 4%
Fixed Income	43%	34%	35%	+/- 5%
	100%	100%	100%

The Company appoints a trustee to maintain investment discretion over trust assets.  The trustee is responsible for holding and investing plan assets in accordance with the terms of the Company’s trust agreement, including investing within the targeted allocation percentages.  The Company made a contribution to the VEBA trust on December 29, 2011, which was deposited in the VEBA trust’s Fixed Income asset class.  On January 3, 2012, the trustee reallocated the contribution within the trust to maintain the targeted allocation percentages shown above.

The asset classes designated above and described below serve as guides for the selection of individual investment vehicles by the trustee:

•

U.S. Equities — Strategy of achieving long-term growth of capital and dividend income through investing primarily in common stock of companies in the U.S. stock market with the Wilshire 5000 Index (or a comparable broad U.S. stock index) as the investment benchmark.

•

Non-U.S. Equities — Strategy of achieving long-term growth of capital and dividend income through investing primarily in common stock of companies in the non-U.S. stock markets with the Morgan Stanley Capital Index All Country World ex-U.S Index (or a comparable broad non-U.S. stock index) as the investment benchmark.

•

Fixed Income — Strategy of achieving total return from current income and capital appreciation by investing in a diversified portfolio of fixed income securities with the Barclays Capital Aggregate Index (or a comparable broad bond index) as the investment benchmark.

The objective of the investment vehicles is to minimize risk of large losses by effective diversification.  The investment vehicles will attempt to rank better than the median vehicle in their respective peer group.  However, these investments are intended to be viewed over the long term; during the short-term there will be fluctuations in rates of return characteristic of the securities markets.

The Company measures its plan assets at fair value according to the hierarchy set forth in ASC 715.  The three levels of the fair value hierarchy under ASC 715 are:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Company’s postretirement healthcare benefit plans have the ability to access.

Level 2	Inputs to the valuation methodology include:
	•	Quoted prices for similar assets in active markets;
	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3      Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value at December 31, 2011 and 2010:

•                  Money Market Fund:  Valued at cost plus accrued interest, which approximates the fair value of the net asset value of the shares held by the Plan at year end.

•                  Mutual Funds: Valued at the net asset value of shares held by the Plan at year end.

The following table contains, by level within the fair value hierarchy, the Company’s postretirement healthcare benefit account investments at fair value as of December 31 (in thousands):

2011	Level 1	Level 2	Level 3	Total

U.S. Equity Mutual Funds	$9,700	$—	$—	$9,700
Non-U.S. Equity Mutual Fund	2,135	—	—	2,135
Fixed Income Mutual Funds	6,510	—	—	6,510
Money Market Fund	—	2,438	—	2,438
Total	$18,345	$2,438	$—	$20,783

2010	Level 1	Level 2	Level 3	Total

U.S. Equity Mutual Funds	$9,824	$—	$—	$9,824
Non-U.S. Equity Mutual Fund	2,959	—	—	2,959
Fixed Income Mutual Funds	6,241	—	—	6,241
Money Market Fund	—	176	—	176
Total	$19,024	$176	$—	$19,200

During 2011 and 2010, the Company had no transfers between Level 1 and Level 2 measurements and no transfers into or out of Level 3 measurements.  Measurements for the Company’s level 2 inputs are based on inputs other than quoted prices that are observable for these assets.

Management Inc. sponsors a defined contribution money-purchase pension plan, in which substantially all employees participate, and makes contributions to the plan for each participant based on several factors.  Contributions made by Management Inc. to the plan and charged to expense totaled $2.6 million, $2.6 million and $2.5 million in 2011, 2010 and 2009, respectively.

Management Inc. also provides a deferred compensation plan for certain employees.  The plan allows for the elective deferral of a portion of an employee’s base salary and incentive compensation and also contains a supplemental retirement and 401(k) component.  Deferred amounts are taxable to the employee when paid, but the Company recognizes compensation expense in the period earned.  As of December 31, 2011 and 2010, $13.3 million and $11.8 million, respectively, were included in other long-term liabilities related to this deferred compensation plan.  Amounts charged to expense, including interest accruals, were $2.0 million in 2011, $1.7 million in 2010 and $1.4 million in 2009.

(3)         Members’ Equity

The Company’s members include investor-owned utilities, municipalities, municipal electric companies and electric cooperatives.

Distribution of earnings to members is at the discretion of Management Inc.  The operating agreement of the Company established a target for distribution of 80% of annual earnings before members’ income taxes.  During 2011, 2010 and 2009, the Company distributed $177.6 million, $176.1 million and $166.2 million, respectively, of its earnings to its members.  On January 30, 2012, the board of directors of Management Inc. approved a distribution for the fourth quarter of 2011, in the amount of $45.9 million, that was paid on January 31, 2012, bringing the total distributions for 2011 to 80% of earnings before members’ income taxes.

Each of the Company’s members has the right to require the Company to redeem all or a portion of its membership interests, so long as such interests have been outstanding for at least twelve months.  However, the Company is not required to effect the redemption by non-managing members if Management Inc., in its sole discretion as the corporate manager, elects to purchase, in lieu of redemption, such membership interests for either a specified amount of cash or a specified number of shares of its common stock.  After such purchase, Management Inc. shall be deemed the owner of such membership interests.

During 2011, the Company issued 1,669,044 units to members in exchange for $25 million in cash, including 1,048 units issued to Management Inc. at no cost.

Management Inc. has issued shares of its Class A common stock to each of the Company’s members or their affiliates in proportion to their ownership interests in the Company.  Prior to December 29, 2010, each of the Company’s five founding members owned one share of Class B voting common stock of Management Inc.  As of December 29, 2010, however, the Class B voting common stock converted to Class A common stock and the Class A common stock became voting stock.  As a result, voting shares are now in proportion to member ownership interests in the Company.  The holders of Class A common stock have the rights of shareholders under Wisconsin law including the right to elect directors of the corporate manager in accordance with the Company’s operating agreement.

(4)         Debt

(a)        Credit Facilities

The Company’s $300 million, three-year revolving credit facility, which expires on January 31, 2014, provides back-up liquidity to its commercial paper program, which was increased to $300 million effective May 25, 2011.  While the Company does not intend to borrow under the revolving credit facility, interest rates on outstanding borrowings under the facility would be based on a floating rate plus a margin.  The applicable margin, which is based on the Company’s debt rating of A1/A+ or equivalent, is currently 0.9%.

The revolving credit facility contains restrictive covenants, including restrictions on liens, certain mergers, sales of assets, acquisitions, investments, transactions with affiliates, change of control, conditions on prepayment of other debt and certain financial reporting requirements.  The revolving credit facility provides for certain customary events of default, including a targeted total debt to total capitalization ratio that is not permitted to exceed 65% at any given time.  The Company was not in violation of any restrictive covenants under its debt agreements during the periods covered by these financial statements.

The Company had no outstanding balance under its credit facility as of December 31, 2011 or 2010.

(b)        Commercial Paper

The Company currently has a $300 million unsecured, private placement, commercial paper program.  Investors are limited to qualified institutional buyers and institutional accredited investors.  Maturities may be up to 364 days from date of issue with proceeds to be used for working capital and other capital expenditures.  Pricing is par less a discount or, if interest bearing, at par.  The Company had $184.3 million of commercial paper outstanding as of December 31, 2011 at an average rate of 0.24% and $28.8 million of commercial paper outstanding as of December 31, 2010 at an average rate of 0.30%.  As defined by the commercial paper program, no customary events of default took place during the periods covered by the accompanying financial statements.

(c)         Long-term Debt

The following table summarizes the Company’s long-term debt commitments as of December 31 (in thousands):

	2011	2010

Senior Notes at stated rate of 7.125%, matured and paid March 15, 2011	$—	$300,000
Unamortized Discount	—	(66)
	—	299,934
Senior Notes at stated rate of 7.02%, due August 31, 2032	50,000	50,000
Senior Notes at stated rate of 6.79%, due on dates ranging from August 31, 2024 to August 31, 2043	100,000	100,000
Senior Notes at stated rate of 4.992%, due April 15, 2015	100,000	100,000
Senior Notes at stated rate of 5.59%, due December 1, 2035	100,000	100,000
Senior Notes at stated rate of 5.91%, due August 1, 2037	250,000	250,000
Senior Notes at stated rate of 5.58%, due April 30, 2018	200,000	200,000
Senior Notes at stated rate of 5.40%, due May 15, 2019	150,000	150,000
Senior Notes at stated rate of 4.59%, due February 1, 2022	100,000	100,000
Senior Notes at stated rate of 5.72%, due April 1, 2040	50,000	50,000
Senior Notes at stated rate of 4.17%, due March 14, 2026	75,000	75,000
Senior Notes at stated rate of 4.27%, due March 14, 2026	75,000	—
Senior Notes at stated rate of 5.17%, due March 14, 2041	150,000	—
Business Note at stated rate of 5.75%, matured and paid May 1, 2011	—	10,000
Other Long-term Notes Payable	5	10
Total Long-term Debt	1,400,005	1,484,944
Less: Current Maturities	—	(309,934)
Net Long-term Debt	$1,400,005	$1,175,010

The senior notes rank equivalent in right of payment with all of the Company’s existing and future unsubordinated, unsecured indebtedness and senior in right of payment to all subordinated indebtedness of the Company.

The senior notes contain restrictive covenants, which include restrictions on liens, certain mergers and sales of assets and certain financial reporting requirements.  The senior notes also provide for certain customary events of default, none of which occurred during the periods covered by the accompanying financial statements.

Future maturities of the Company’s senior notes are as follows (in millions):

2012	$—
2013	—
2014	—
2015	100.0
2016	—
Thereafter	1,300.0
$1,400.0

The senior notes contain an optional redemption provision whereby the Company is required to make the note holders whole on any redemption prior to maturity.  The notes may be redeemed at any time, at the Company’s discretion, at a redemption price equal to the greater of one hundred percent of the principal amount of the notes plus any accrued interest or the present value of the remaining scheduled payments of principal and interest from the redemption date to the maturity date discounted to the redemption date on a semi-annual basis at the then existing treasury rate plus 30 to 50 basis points, plus any accrued interest.

During December 2011, the Company entered into a letter agreement with a group of banks in connection with the issuance of $150 million of 30-year senior notes.  The notes were priced on January 12, 2012 at 4.37%, and the Company expects to enter into an agreement with a group of investors on or around February 29, 2012, through a private placement offering, to fund and issue the notes on April 18, 2012.

During December 2010, the Company entered into an agreement with a group of investors, through a private placement offering, to issue $75 million of 15-year, unsecured 4.17% senior notes, $75 million of 15-year, unsecured 4.27% senior notes and $150 million of 30-year, unsecured 5.17% senior notes.  The closing and funding of the $75 million, 4.17% issuance occurred on December 15, 2010 and the funding of the remaining issuances occurred on March 14, 2011.  The notes pay interest semi-annually on March 15 and September 15.  The 15-year notes will mature on March 14, 2026 and the 30-year notes will mature on March 14, 2041.  The Company used the proceeds of these issuances to repay $300 million of long-term debt that matured on March 15, 2011.

On March 15, 2011, $300 million of the Company’s senior notes matured and were repaid, and on May 1, 2011, the Company’s $10 million business note matured and was repaid.

(5)         Fair Value of Financial Instruments

The carrying amount of the Company’s financial instruments included in current assets and current liabilities approximates fair value due to the short maturity of such financial instruments.  The fair value of the Company’s long-term debt is estimated based upon quoted market values for the same or similar issues or upon the quoted market prices of U.S. Treasury issues having a similar term to maturity, adjusted for the Company’s credit ratings.

The carrying amount and estimated fair value of the Company’s long-term debt at December 31, including current maturities, are as follows (in millions):

	2011	2010

Carrying amount	$1,400.0	$1,484.9

Estimated fair value	$1,660.7	$1,599.9

(6)         Income Taxes

As mentioned in note 1(k), the Company is considered a taxable entity under the MBT.  As such, the Company, not its members, is subject to the MBT.  The main provision of the MBT imposes a two-part tax on business income.  The tax is accounted for as an income tax under the provisions of ASC 740.  The key features of the MBT include a business income tax and a modified gross receipts tax, with exclusions for certain activities.  The MBT is also recovered as a component of the Company’s revenue requirement.  During 2010 and 2009, the Company’s financial statements included a provision of $1.5 million and $1.0 million, respectively, for the MBT.  Effective January 1, 2012, however, the MBT was replaced in the state of Michigan by a corporate income tax (“CIT”), which was signed into law on May 25, 2011.  Pass-through entities such as the Company that are currently taxed at the entity level under the MBT will not be required to pay taxes or file returns under the CIT.  Under the CIT, the Company’s taxable members, not the Company, will be subject to the CIT.  As a result of the new legislation, during the second quarter of 2011, the Company recorded a non-cash credit of $2.1 million to income tax expense of ATC LLC to reverse net deferred income taxes related to the MBT for periods beyond 2011.  Partially offsetting this credit was a $0.3 million current provision for MBT recorded in 2011, which resulted in a net credit amount of $1.8 million in income tax expense of ATC LLC in the statement of operations.

As of December 31, the Company had the following deferred tax amounts recorded in other long-term liabilities in its statement of financial position (in thousands):

	2011	2010

Deferred Tax Liabilities	$—	$5,105
Deferred Tax Assets	—	(3,035)
Net Deferred Tax Liabilities	$—	$2,070

The Company is allowed to recover in rates, as a component of its cost of service, its income taxes, as well as the amount of income taxes that are the responsibility of its members.  Accordingly, the Company includes a provision for its members’ federal and state current and deferred income tax expenses and amortization of the excess deferred tax reserves and deferred investment tax credits associated with assets transferred to the Company by its members in its regulatory financial reports and rate filings.  For purposes of determining the Company’s revenue requirement under FERC-approved rates, rate base is reduced by an amount equivalent to net accumulated deferred income taxes, including excess deferred income tax reserves.  Such amounts were approximately $364.1 million, $287.9 million and $201.1 million in 2011, 2010 and 2009, respectively, and are primarily related to accelerated tax depreciation and other plant-related differences.  2011, 2010 and 2009 revenues include recovery of $86.4 million, $87.8 million and $83.4 million, respectively, of income tax expense.

On September 27, 2010, President Obama signed the Small Business Jobs Act of 2010, which extended 2009 50% bonus deprecation to asset additions made during 2010.  On December 17, 2010, President Obama signed the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (“2010 Tax Relief Act”) into law.  The 2010 Tax Relief Act increased bonus depreciation from 50% to 100% on assets placed in service after September 8, 2010 and before January 1, 2012.

ASC 740 provides guidance on recognition thresholds and measurement of a tax position taken or expected to be taken in a tax return, including whether an entity is taxable in a particular jurisdiction.  This guidance applies to all entities, including pass-through entities such as the Company.  The Company does not consider any of its tax positions to be uncertain, including the Company’s position that it qualifies as a pass-through entity in the federal and Wisconsin tax jurisdictions.  Additionally, the Company had no unrecognized tax benefits and was assessed no interest or penalties during 2011, 2010 or 2009.  The Company is no longer subject to examination by the Internal Revenue Service or any state jurisdiction for tax years prior to 2008.  In the event the Company would be assessed interest or penalties by a taxing authority related to income taxes, interest would be recorded in interest expense and penalties would be recorded in other expense in the statement of operations.

Under an existing Federal program, many entities including the Company received tax-free reimbursements under the Medicare Part D retiree drug subsidy (“RDS”) program to encourage them to provide retiree prescription drug coverage.  The tax advantage of the reimbursements under the RDS program has been eliminated by the Patient Protection and Affordable Care Act (H.R. 3590) including modifications included in the Health Care and Education Reconciling Act of 2010 (“the Act”) passed by Congress on March 25, 2010 and signed into law by President Obama on March 30, 2010.  Although the elimination of this tax advantage does not take effect until 2013 under the Act, the Company is required to recognize the full accounting impact in its financial statements in the period in which the Act was signed.  Management Inc. allocates the tax benefit or expense of permanent differences such as the Medicare Part D subsidy to the Company in the form of a higher or lower management fee.  Because Management Inc. had already recognized future retiree healthcare liabilities and related tax impacts in its financial statements, the change in the tax treatment under the Act resulted in a reduction of the value of Management Inc.’s deferred tax asset related to the RDS program.  The reduction in value of the deferred tax asset was passed through to the Company in the form of an increased management fee.  As a result, the Company recorded a non-cash charge of approximately $1.5 million in taxes other than income in the income statement in the first quarter of 2010, which the Company recovered through its revenue requirement.  Cash impacts of this charge will be realized over many years starting in 2013.

(7)         Commitments and Contingencies

(a)         Operating Leases

The Company leases office space and certain transmission-related equipment under non-cancelable operating leases.  Amounts incurred during 2011, 2010 and 2009 totaled approximately $6.5 million, $7.0 million and $6.2 million, respectively.

Future minimum lease payments, which will be expensed as incurred, under non-cancelable operating leases are as follows for the years ending December 31 (in millions):

2012	$6.1
2013	5.7
2014	5.6
2015	5.6
2016	5.5
Thereafter	52.2
$80.7

(b)         Smart Grid Agreements

On April 20, 2010, the Company entered into two agreements with the U.S. Department of Energy (“DOE”), accepting investment grants for up to 50% of the cost of the related projects.  The grants, totaling $12.7 million, are to invest in smart grid technologies to be incorporated into the Company’s transmission system.  Any funds the Company receives from the DOE under the grant award agreements will reduce the amount of investment in such projects upon which the Company will earn a return.  The Company continues to invoice the DOE and receive payments under these agreements and expects to complete construction on these projects within the next 18 months.

(c)          MISO Revenue Distribution

Periodically, the Company receives adjustments to revenues that were allocated to it by MISO in prior periods.  Some of these adjustments may result from disputes filed by transmission customers. The Company does not expect any such adjustments to have a significant impact on its financial position, results of operations or cash flows since adjustments of this nature are typically offset by its true-up provision in the revenue requirement formula.

(d)         Interconnection Agreements

The Company has entered into a number of interconnection agreements with entities planning to build generation plants.  The Company will construct the facilities; however, the generator will finance and bear all financial risk of constructing the interconnection facilities under these agreements.  The Company will own and operate the interconnection facilities when the generation plants become operational and will reimburse the generator for construction costs plus interest.  If the generation plants do not become operational, the Company has no obligation to reimburse the generator for costs incurred during construction.

The current estimate of the Company’s commitments under these agreements, if the generation plants become operational, is approximately $12.9 million at completion, with expected completion dates during 2012.  In addition, there may be transmission service requests that require the Company to construct additional, or modify existing, transmission facilities to accommodate such requests.  Whether such additions or upgrades to the Company’s transmission system are required depends on the state of the transmission system at the time the transmission service is requested.  Under these agreements, the Company reimbursed, inclusive of interest, $3.0 million, $3.3 million and $48.0 million to generators during

2011, 2010 and 2009, respectively.  The Company expects to reimburse $13.3 million to generators in 2012 under such agreements.

(e)          Potential Adverse Legal Proceedings

The Company has been, and will likely in the future become, party to lawsuits, potentially including suits that may involve claims for which it may not have sufficient insurance coverage.  The Company’s liability is limited by FERC-approved provisions of the MISO Tariff that limit potential damages to direct damages caused by the Company’s gross negligence or intentional misconduct.

(f)          Environmental  Matters

There is increased awareness of the potential effect of greenhouse gas emissions on global climate change and, as a result, legislation is periodically being introduced in Congress and state legislatures and litigation is being initiated based on the potential effects of greenhouse gas emissions.  Certain substation equipment on the Company’s transmission system contains a greenhouse gas called sulfur hexafluoride (“SF6”), the use of which is standard in electrical circuit breakers and buses in the utility industry.  On December 7, 2009, the U.S. Environmental Protection Agency (“EPA”) made an endangerment finding which stated that the atmospheric concentrations of certain greenhouse gases, including SF6, endanger the public health and welfare within the meaning of section 202(a) of the Clean Air Act.  The endangerment finding, along with any legislation successfully passed, may result in future regulation of the Company’s usage of SF6.  At this time, the Company is not subject to the provisions of the Clean Air Act’s Prevention of Significant Deterioration and Title V Operating Permit programs.  However, the Company is subject to new requirements on the mandatory reporting of greenhouse gases per a final EPA rule that became effective on December 31, 2010.  The potential impact of such regulation on its financial position, results from operations or cash flows is not presently known; however, the Company would seek recovery of the cost of compliance with any such measures through its rate formula.

In the future, the Company may become party to proceedings pursuant to federal and/or state laws or regulations related to the discharge of materials into the environment. Such proceedings may involve property the Company acquired from the contributing utilities. Pursuant to the asset purchase agreements executed with the contributing utilities beginning January 1, 2001, the contributing utilities will indemnify the Company for twenty-five years from such date for any environmental liability resulting from the previous ownership of the property.

(8)         Related Party Transactions

(a)         Membership Interests

To maintain its targeted debt to capitalization ratio, the Company has the authority to request up to $60 million of additional capital through voluntary additional capital calls during 2012, including $10 million it received in January 2012.  The Company also received a total of $25 million through voluntary additional capital calls in 2011 and $20 million through capital calls in 2010.  The participating members received additional membership units at the current book value per unit at the time of each contribution.  Contributions from capital calls are recognized when received.

(b)         Duke-American Transmission Company LLC

In April 2011, the Company announced that it had entered into a joint venture with Duke Energy to create the Duke-American Transmission Company LLC (“DATC”).  DATC has begun identifying opportunities to build, own and operate new transmission projects that meet potential customers’ capacity and voltage requirements.  DATC will own all of the transmission assets it builds and operates. Equity ownership of DATC will be split equally between Duke Energy and the Company.  The Company is accounting for its investment in DATC using the equity method of accounting.  The balance in the Company’s investment in DATC account at December 31, 2011 was not material.

On December 19, 2011, the Company announced that DATC acquired the Zephyr Power Transmission Project (“Zephyr”) and will continue the design and development of the proposed 950-mile transmission line that would deliver wind energy generated in eastern Wyoming to California and the southwestern United States.  DATC acquired Zephyr from a subsidiary of Pathfinder Renewable Wind Energy LLC (“Pathfinder”). Pathfinder is developing a wind power project on more than 100,000 acres near Chugwater, Wyoming, and has committed to use at least 2,100 megawatts (“MW”) of the Zephyr project’s 3,000-MW capacity.  Zephyr would originate in Chugwater and terminate in the Eldorado Valley just south of Las Vegas, Nevada.  The 500-kilovolt (“kV”) high-voltage direct current project, estimated at approximately $3.5 billion, will include an AC/DC converter station at each terminus.  DATC paid Pathfinder a nominal amount for the acquisition of Zephyr.  If certain milestones materialize under the project agreement, DATC would be required to make an additional payment of $3 million to Pathfinder in late 2012 or early 2013.

(c)          Operations & Maintenance and Transitional Services Agreements

Since inception, the Company has operated under Transitional Services and Operation and Maintenance Agreements whereby contributing utilities, municipalities and cooperatives provided certain administrative, operational, maintenance and construction services to the Company at a fully-allocated cost.  By an order dated August 21, 2009 the PSCW ordered that work under the Transitional Services Agreements be completed and that the Company should not continue to use such agreements.  In the same order, the PSCW approved Project Services Agreements (“PSAs”) and Common Facilities Agreements (“CFAs”), for a two-year pilot period, whereby the Company and certain of its affiliates may perform engineering and construction services for each other, subject to the restrictions and reporting requirements specified in the order.  On October 10, 2011, the Company and certain contributing utilities filed a request to extend the applicable PSAs and CFAs beyond the two year pilot period, and in December 2011, the PSCW granted a one-year extension to the applicable PSAs and CFAs.  To prevent cross-subsidization between affiliated interests, the PSCW ordered that services be performed at a fully-allocated cost of the party providing services.  The Company believes that the costs it must incur to procure engineering, construction, operation and maintenance services will be recoverable in future rates.

Several of the original operation and maintenance agreements continue in effect.  These original agreements automatically renew on a year-to-year basis unless terminated by either party.  Some new agreements have been executed with contributing and non-contributing entities.  Some agreements require the Company to utilize a specified percentage of the services performed in a previous representative year as a minimum level of service.  To date, the amounts utilized have exceeded the minimum in each year.

The Company was billed approximately $39.8 million, $44.7 million and $48.6 million in 2011, 2010 and 2009, respectively, under these agreements.  Accounts payable and other accrued liabilities include amounts payable to these companies of $3.2 million at both December 31, 2011 and 2010.

(d)         Transmission Service

Revenues from Wisconsin Electric Power Company, Wisconsin Power and Light Company, Wisconsin Public Service Corporation, Madison Gas and Electric Company and WPPI Energy ranged from 85% to 95% of the Company’s transmission service revenue for the years ended December 31, 2011, 2010 and 2009.

(e)          Agreement with Alliant Energy

The Company has an agreement with Alliant Energy (“Alliant”) under which it provides control center and operation services for Alliant’s 34.5 kV distribution system in the state of Wisconsin.  The agreement automatically renews every two years unless terminated by either party.  Amounts the Company has received from Alliant for these services are not material to the financial statements.

(f)           Management Inc.

As discussed in note 1(b), Management Inc. manages the Company.  Management Inc. charged the Company approximately $82.6 million, $77.4 million and $80.8 million in 2011, 2010 and 2009, respectively, primarily for employee related expenses.  These amounts were charged to the applicable operating expense accounts, or capitalized as CWIP or other assets, as appropriate.  The amounts are recorded in the Company’s accounts in the same categories in which the amounts would have been recorded had the Company incurred the costs directly.

(g)          Interconnection Agreements

As discussed in notes 1(f) and 7(d), the Company has interconnection agreements related to the capital improvements required to connect new generation equipment to the grid.  Some of these agreements are with members or affiliates of members of the Company.  At December 31, 2011 and 2010, liabilities included $5.3 million and $4.1 million, respectively, of amounts received related to these agreements from entities that are also members of the Company.  The Company reimbursed, inclusive of interest, $0.9 million and $0.4 million to such members in 2011 and 2010, respectively.  The Company expects to reimburse $5.3 million to such members in 2012.

(9)         Quarterly Financial Information (unaudited)

	Three Months Ended
	2011
(In Thousands)	March 31	June 30	September 30	December 31	Total

Operating Revenues	$139,617	$138,204	$142,741	$146,612	$567,174
Operating Expenses	63,126	62,952	66,413	69,077	261,568
Operating Income	76,491	75,252	76,328	77,535	305,606

Other Expense, Net	358	134	173	667	1,332
Interest Expense, Net	21,897	19,479	19,517	19,466	80,359

Earnings Before Members’ Income Taxes	$54,236	$55,639	$56,638	$57,402	$223,915

	2010
	March 31	June 30	September 30	December 31	Total

Operating Revenues	$138,491	$138,666	$136,889	$142,695	$556,741
Operating Expenses	62,798	62,907	60,214	65,201	251,120
Operating Income	75,693	75,759	76,675	77,494	305,621

Other Expense, Net	212	237	127	309	885
Interest Expense, Net	20,364	21,467	21,530	21,706	85,067

Earnings Before Members’ Income Taxes	$55,117	$54,055	$55,018	$55,479	$219,669

Because of seasonal factors impacting the Company’s business, particularly the maintenance and construction programs, quarterly results are not necessarily comparable.  In general, due to the Company’s rate formula, revenues and operating income will increase throughout the year as the Company’s rate base increases through expenditures for CWIP.